UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

[redacted]

June 23, 2008

PROCESSED
OCT 24 2008
THOMSON REUTERS

Jane A. Kanter
1775 I Street, N.W.
Washington, DC 20006-2401

Re: Munder Series Trust—Munder Cash Investment Fund, Institutional Money Market Fund and Liquidity Money Market Fund (File No. 811-21294)

Dear Ms. Kanter:

Your letter of June 16, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Munder Series Trust (the "Trust), on behalf of its series Munder Cash Investment Fund, Institutional Money Market Fund, and Liquidity Money Market Fund (each a "Fund" and collectively, "Funds"), and Munder Capital Management ("MCM") enter into the arrangement summarized below and more fully described in the letter. MCM is the Funds' investment adviser.

The Trust is an open-end management investment company that is registered with the Commission under the Act. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

You state that each Fund holds in its portfolio notes (the "Notes") issued by Sigma Finance, Inc. ("Sigma") in the amounts listed in appendix A to your letter. You state further that MCM believes, and has conveyed to the Trust's Board of Trustees (the "Board"), that concerns about the liquidity of the Notes could result in (a) the Notes no longer being Eligible Securities as that term is defined in rule 2a-7 under the Act, or (b) despite remaining Eligible Securities, the Notes being valued at an amount that is under their amortized cost to such a degree (or by such amount) that the Funds are no longer able to maintain a stable net asset value of $1.00. You state further that the Board, including a majority of the trustees that are not interested persons of the Funds as that term is defined in section 2(a)(19) of the Act, has determined that it would not be in the best interests of each Fund and its shareholders to dispose of the Notes at this time.

You state that the Board believes that current market conditions could adversely affect the orderly disposition of the Notes and that a sale of the Notes could cause one or more of the Funds to realize losses and no longer maintain a stable net asset value of $1.00 per share. You state that in order to mitigate any negative impact from the sale or other disposition of the Notes on the shareholder of the Funds, the Trust, on behalf of each of the Funds, and MCM seek to enter into a capital support agreement (the "Agreement"), a form of which was provided to the staff.

You state that MCM would be obligated to make a cash contribution to a Fund under the Agreement in any of the following circumstances (each, a "Contribution Event"): (i) any sale of the Notes by a Fund for cash in an amount less than the amortized cost value of the Notes; (ii) receipt of a final payment on the Notes in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging Sigma from liability for the Notes and providing for payments in an amount less than the amortized cost value of the Notes; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Notes if the amortized cost value of the new securities is less than the amortized cost value of the Notes exchanged or replaced.

You state that if MCM makes a cash contribution to the Funds under the Agreement, the Funds will transfer to MCM, by subrogation, any claim the Funds may have in respect of the Notes against Sigma or any guarantor of the Notes.

You represent with respect to the Agreement that:

(i) The Agreement would obligate MCM upon the occurrence of a Contribution Event to make a cash contribution to the Funds (up to the maximum amount in the Agreement) in an amount sufficient to maintain each Fund's net asset value per share at $0.995 or such greater amount as may be specified under the terms of the Agreement;

(ii) The transfer, by subrogation, of any claims the Funds may have against Sigma or any guarantor of the Notes, will be limited to the extent of any MCM cash contribution to the Funds under the Agreement;

(iii) The Agreement would be entered into at no cost to the Funds, and MCM would not obtain any shares from the Funds in exchange for its contribution;

(iv) Each Fund will sell all the Notes it holds promptly on the business day immediately prior to the termination date of the Agreement, if such sale would trigger a cash contribution under the Agreement; and

(v) The Board has reviewed and approved the Agreement, including the aggregate maximum capital contribution amount, and has determined that entering into the Agreement is in the best interests of each Fund and its shareholders.

You state that the MCM does not have its own credit rating, but that MCM's commitment under the Agreement would be guaranteed by one or more letters of credit ("Letters of Credit") for the benefit of the Funds. The Letters of Credit would be issued at the expense of MCM by Credit Suisse, Cayman Island branch, and Fifth Third Bank, each of which is a bank with the highest short-term credit rating. With respect to the Letters of Credit:

(i) The Agreement specifies that each Fund would draw on the Letter of Credit in the event that MCM fails to make a cash contribution when due under the Agreement;

(ii) You represent that if the Agreement is deemed to be a security within the meaning of Section 2(a)(36) of the Act, it would be an Eligible Security as defined in rule 2a-7 because the Letters of Credit are the equivalent of a Guarantee that is a First Tier Security, as those terms are defined in rule 2a-7, with respect to the Agreement;

(iii) You represent that the Board, in accordance with rule 2a-7(c)(3)(i), has determined that the Letters of Credit present minimal credit risks with respect to each Fund; and

(iv) You represent that the Agreement would terminate following a change in the Letter of Credit issuers' short-term credit ratings unless MCM puts in place a substitute arrangement that is a First Tier Security within 15 calendar days after such occurrence, and the Letter of Credit issuers' ratings qualify as Second Tier Securities, as defined in rule 2a-7, during the 15 calendar day period.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act, or the rules thereunder, if the Trust, on behalf of the Funds, and MCM enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations

[4] This letter confirms oral no-action relief provided by the undersigned to Jane A. Kanter on June 16, 2008.

might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

We have considered your request for confidential treatment of your letter and our response for a period of not more than 120 days from the date of our response. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until the earlier of: (i) October 21, 2008; or (ii) the date on which information about the Agreement is disclosed in the Funds' shareholder reports or is otherwise made public in the ordinary course of the Funds' business.

Very truly yours,

Dalia Osman Blass
Senior Counsel

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[5] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Dechert
LLP

1775 I Street, N.W.
Washington, D.C. 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JANE A. KANTER

jane.kanter@dechert.com
+1 202 261 3302 Direct
+1 202 261 3002 Fax

June 16, 2008

FOIA CONFIDENTIAL TREATMENT REQUESTED

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of Munder Series Trust ("Trust"), an investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"), of which Munder Cash Investment Fund, Institutional Money Market Fund and Liquidity Money Market Fund (each a "Fund" and collectively, "Funds") are series, to seek your assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Section 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if the Trust, on behalf of each Fund, enters into a Capital Support Agreement for the Funds (in the form provided to you), in the circumstances described below, with Munder Capital Management, ("MCM"), investment adviser to the Funds, and/or one or more other affiliates of the Funds.[1]

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1 As of May 1, 2008, clients of a Comerica Bank, N.A. and its affiliates ("Bank") beneficially owned between 93% and 100% of the outstanding shares of the Funds. As a result, it is possible that the Bank might be interested in becoming a support provider with respect to a Capital Support Agreement for one or more of the Funds or otherwise providing credit support for MCM in connection with a Capital Support Agreement. All references in this letter to MCM as a support provider for the Capital Support Agreement should be viewed as including the Bank.

Each Fund is a money market fund that seeks to maintain a stable net asset value ("NAV") per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Each Fund currently holds in its portfolio notes issued by Sigma Finance Inc. ("Sigma") in the amounts listed in Appendix A ("Notes")[2]. MCM believes, and has conveyed to the Board of Trustees of the Trust ("Board"), that concerns about the liquidity of the Notes could result in (a) the Notes no longer being "Eligible Securities", as that term is defined in Rule 2a-7 under the 1940 Act or (b) despite remaining "Eligible Securities", the Notes being valued at an amount that is under their amortized cost to such a degree (or by such an amount) that the Funds are no longer able to maintain a stable net asset value per share of $1.00. The Board, including a majority of the Trustees that are not interested persons of the Funds ("Independent Trustees"), has determined that it is in the best interests of each Fund and its shareholders not to dispose of the Notes at this time. The Board believes that current market conditions could adversely affect the orderly disposition of the Notes and that a sale of the Notes could cause one or more of the Funds to realize losses and no longer maintain a stable net asset value per share.

In order to mitigate any negative impact such events may have on shareholders of the Funds, although under no obligation to do so, MCM and the Trust, on behalf of each Fund, have determined to seek the authority to enter into a Capital Support Agreement for the Funds. Under the Capital Support Agreement, MCM would be obligated to provide a capital contribution to a Fund if, as a result of losses realized on the Notes,[3] the market-based NAV per share of such Fund otherwise would drop below $0.995 or such greater amount as may be specified under the

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2 The term Notes as used herein shall also include any securities or other instruments received in exchange for, or as a replacement for, the assets specified in Appendix A hereto as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which such assets are exchanged for, or replaced with, new securities of the issuer or a third party, other than securities which are or become "Eligible Securities" as that term is defined in sub-paragraph (a)(10) of Rule 2a-7.

3 MCM would be obligated to provide a capital contribution to the Funds, pursuant to the Capital Support Agreement, if losses were realized by the Funds as a result of any of the following occurrences: (i) any sale of the Notes for less than their amortized cost value as of the date of settlement of such a sale; (ii) receipt of final payment on the Notes for less than the amortized cost value of the Notes as of the date of such final payment is received; (iii) issuance of any court order discharging Sigma from liability for the Notes and providing for payments on the Notes in an amount less than the amortized cost value of the Notes as of the date such payment is received; or (iv) the receipt of an Eligible Security or other instrument in exchange for, or as a replacement of, the Notes that have a value that is less than the amortized cost of the Notes as the date the Funds receive such new securities.

terms of the Capital Support Agreement. The amount of any such capital contribution will be that amount necessary to maintain each Fund's market-based NAV per share at $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement, subject to an aggregate maximum amount set forth in the Capital Support Agreement.

If MCM makes a capital contribution to the Funds under the Capital Support Agreement, the Funds shall transfer to MCM, by subrogation, any claim the Funds may have in respect of the Notes against Sigma or any guarantor of the Notes. The subrogation rights so transferred to MCM shall be limited to the extent of MCM's capital contribution to the Funds pursuant to the Capital Support Agreement. MCM will not receive any compensation from the Funds for entering into the Capital Support Agreement or any Fund shares for its capital contributions to the Funds pursuant to the Capital Support Agreement.

MCM does not have its own credit rating, but MCM's commitment under the Capital Support Agreement will be guaranteed by one or more letters of credit provided by Credit Suisse, Cayman Islands branch, and Fifth Third Bank, a Michigan banking corporation, each of which is a bank with the highest short-term credit rating. These letters of credit would be issued at the expense of MCM for the benefit of the Funds. If the Capital Support Agreement is deemed to be a security within the meaning of the Section 2(a)(36) of the 1940 Act, it would be an "Eligible Security" under Rule 2a-7 because the letters of credit are the equivalent of a "Guarantee" that is "First Tier Security" as those term are defined under Rule 2a-7 under the 1940 Act. The Board of the Funds has determined that the letters of credit present minimal credit risks for each Fund.

The Capital Support Agreement will remain in place until no later than August 5, 2009, but would be terminated promptly following any change in the above-referenced letters of credit providers' credit short term credit rating such that their obligations would no longer quality as a First Tier Security for purposes of Rule 2a-7. In such event, unless MCM were to obtain another letter of credit or other credit enhancement of comparable quality to a First Tier Rated Security within fifteen (15) days, the Funds would sell the Notes and MCM would be obligated to make any capital contributions required under the Capital Support Agreement as a result of such sale.[4] Similarly, if, on August 5, 2009, the Funds hold any Notes the sale of which at that time at the value determined without regard to the Capital Support Agreement would trigger a capital contribution under the Capital Support Agreement, the Funds will sell such Notes prior to the termination of the Capital Support Agreement.

[4] Provided that, during this period, the letter of credit providers' obligations would qualify as Second Tier Securities for purposes of Rule 2a-7.

The Board, including a majority of the Independent Trustees, has approved the terms of the Capital Support Agreement, including the aggregate maximum capital contribution amount under the Capital Support Agreement, and determined that entering into the Capital Support Agreement is in the best interests of each Fund and its shareholders.

Analysis

MCM is an "affiliated person" of the Funds under Section 2(a)(3) of the 1940 Act. The Capital Support Agreement may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company. Currently, the Notes are classified as "Eligible Securities" for purposes of Rule 2a-7.

The proposed Capital Support Agreement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

Entering into the proposed Capital Support Agreement also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Funds could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to the Funds' investment adviser, MCM, or any affiliated persons of the Funds' investment adviser.

By entering into the proposed Capital Support Agreement, MCM may be considered to have violated Section 17(a)(1), 17(d) or 12(d)(3). We submit that, notwithstanding the potential violations, entering the Capital Support Agreement is in the best interest of each Fund and its shareholders. The Capital Support Agreement effectively limits the risk to each Fund and its shareholders that losses arising from the Fund's current exposure to the Notes might cause the Fund to "break the buck." The Staff has previously recognized that entering into a capital support agreement with an affiliate may be appropriate in certain situations to avoid potential loss to shareholders.[5]

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5 *See, e.g., SEI Daily Income Trust—Prime Obligation Fund* (November 9, 2007) ("SEI Daily Income Trust") ; *See also, HSBC Investor Funds—HSBC Investor Money Market Fund* (Jan. 18, 2008).

Dechert LLP

The capital support agreement in *SEI Daily Income Trust*[6] operates in essentially the same fashion as the Capital Support Agreement. In *SEI Daily Income Trust*, the fund and its affiliate entered into capital support agreement designed to prevent any losses realized on the notes from causing the fund's market based NAV per share to fall below $0.995. The capital support agreement obligated the affiliate to make a contribution to the fund up to the maximum specified in the capital support agreement. Furthermore, in *SEI Daily Income Trust*, the affiliate agreed not obtain any shares or other consideration from the fund for its contribution.

Similarly, the Capital Support Agreement for the Funds will be entered into by the Trust, on behalf of each Fund, and MCM in an effort to prevent any losses realized on the Notes from causing the Funds' market-based NAV per share to fall below $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement. The Capital Support Agreement obligates MCM to make contributions to the Funds up to the aggregate maximum specified in the Capital Support Agreement. MCM would not obtain any shares or other consideration from the Funds for its contribution.

Based upon the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action if the Trust enters into the Capital Support Agreement for the Funds with MCM. Please be advised that, in accordance with the Freedom of Information Act and Section 200.81(b) of the SEC's rules, we respectfully request that this letter, the related materials and the Commission's response be granted confidential treatment for up to 120 days from the date of the response. The information about the proposed Capital Support Agreement is not yet public and premature disclosure may harm the Funds and MCM.

Please contact the undersigned at 202.261.3302 should you have any questions or comments regarding this request.

Sincerely,

Jane A. Kanter

Jane A. Kanter

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6 *Id.*

Appendix A to No-Action Request

Fund	Maturity	Percent of Fund Net Assets as of June __, 2008	Principal Amount
Institutional Money Market Fund	08/05/08	[1.8%]	$25,000,000
Liquidity Money Market Fund	08/05/08	[1.5%]	$3,000,000
Munder Cash Management Fund	08/05/08	[1.8%]	$15,000,000
Total			$43,000,000

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